January 14, 2010

Via EDGAR Filing & Express Delivery

Mr. Kevin Woody
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:	Glimcher Realty Trust
Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”)
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated December 30, 2009 regarding the above-mentioned filing for Glimcher Realty Trust (the “Company,” “Registrant,” or “GRT”).  Unless otherwise defined herein, capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning given such terms in GRT’s 2008 Form 10-K.  References to page numbers are to pages in our 2008 Form 10-K, unless otherwise indicated.  To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

Form 10-K for the year ended December 31, 2008:

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment Evaluation, pages 26 to 27

GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

1.
We note your policy related to impairment testing of long-lived assets and that you determined that your operating properties were not impaired during the year ended December 31, 2008 or the nine-month period ended September 30, 2009.  Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicated that there may be an impairment.  Also tell us if you determined that any such events occurred in the year ended December 31, 2008 or 2009 for any of your properties.  To the extent that you did not believe that any such events occurred in 2008 or 2009, tell us what consideration you gave the tough economy which has led to bankruptcies of a number of stores that lease mall space, declining occupancy rates, and the tight lending markets.  Explain to us and clarify in the filing how the severe recession has impacted your impairment analysis under SFAS 144 and the related assumptions used in determining future cash flows from your properties.

Registrant’s Response:  In future filings the Company will expand the disclosure of its impairment evaluation policy to provide more detail regarding its evaluation of the carrying value of its long-lived assets.  The Company anticipates that the expanded disclosure will be materially consistent with the following:

“Impairment Evaluation
Management evaluates the recoverability of its investment in real estate assets as required by Topic 360 - “Property, Plant and Equipment” in the ASC.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the investment in the asset is not reasonably assured.

The Company evaluates the recoverability of its investments in real estate assets to be held and used each quarter and records an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows from the use and eventual disposition of the property are less than the carrying amount for a particular property.  The estimated cash flows used for the impairment analysis and the determination of estimated fair value are based on the Company’s plans for the respective assets and the Company’s views of market and economic conditions.  The Company evaluates each property that has material reductions in occupancy levels and/or net operating income (“NOI”) performance and conducts a detailed evaluation of the Properties. The evaluations consider matters such as current and historical rental rates, occupancies for the respective properties and comparable properties and recent sales data for comparable properties.  Changes in estimated future cash flows due to changes in the Company’s plans or views of market and economic conditions could result in recognition of impairment losses, which, under the applicable accounting guidance, could be substantial.”

The overall economic environment and recession did impact our evaluation due to tenant bankruptcies and rent concessions. For instance, the Company adjusted cash flows in its future revenue and renewal/lease up projections by considering lost rental income related to bankrupt tenants and also considered the sustainability of other retailers in these projections.  However, due to the long-term nature of our lease terms and the relatively small amount of revenue that is based on tenant sales, there was not a material impact to the evaluation in these periods.

 GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

In our impairment evaluation for the year ended December 31, 2008 and the first three quarterly evaluations in 2009, we determined that changes in market conditions, occupancy, and NOI did occur and were considered as part of our evaluation of impairment.  Each Property that required further analysis was determined to have sufficient cash flows to support the carrying value.  Considering these factors as well as the overall recession, we concluded that an impairment adjustment for our held-for-investment assets was not required in those periods.

Results of Operations – Year Ended December 31, 2008 compared to Year Ended December 31, 2007, page 30

2.
We note your disclosure on page 8 in the Risk Factor section and throughout your filing regarding the impact that adverse economic market conditions have had on your operating results.  We further note your disclosure on page 31 regarding the increase in the number of tenant bankruptcies, your disclosure on page 45 regarding the decrease in retail sales and your disclosure on pages 36 and 37 regarding your debt maturities.  Please tell us what specific impact, if any, current trends and recent events, including those in the real estate and credit markets, have had on your financial condition and result of operations.   Confirm that you will provide similar disclosure in future filings.

Registrant’s Response:  We will add a risk factor to our future filings that summarizes the risk impact of current trends and recent events, including those in the real estate and credit markets, upon the Company’s financial condition and result of operations.  If there are current trends and recent events, including those in the real estate and credit markets on our financial condition and results of operations, then we shall disclose those trends and events in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Subsequent to our Form 10-K for the year ending December 31, 2008, we included the following risk factor in some of our 2009 SEC filings and we will incorporate it, with modifications needed based upon our facts and circumstances, in our future filings as appropriate.

“Recent disruptions in the financial markets could affect our financial condition and results of operations, our ability to obtain financing, or have other adverse effects on us or the market price of our common shares.

 GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

The United States and global equity and credit markets have recently experienced significant price volatility and liquidity disruptions which have caused the market prices of stocks to fluctuate substantially and the credit spreads on prospective debt financings to widen considerably.  These circumstances have had a significantly negative impact on liquidity in the financial markets, making terms for certain financings less attractive or unavailable.  Continued uncertainty in the equity and credit markets will negatively impact our ability to access additional financing at reasonable terms or at all.  In the event of a debt financing, our cost of borrowing in the future will likely be significantly higher than historical levels.  In the case of a common equity financing, the disruptions in the financial markets could continue to have a material adverse effect on the market value of our common shares, potentially requiring us to issue more shares than we would otherwise have issued with a higher market value for our common shares.  These financial market circumstances will negatively affect our ability to make acquisitions, undertake new development projects and refinance our debt.  These circumstances have also made it more difficult for us to sell properties and may adversely affect the price we receive for properties that we do sell, as prospective buyers are experiencing increased costs of financing and difficulties in obtaining financing.  There is a risk that government responses to the disruptions in the financial markets will not restore consumer confidence, stabilize the markets or increase liquidity and the availability of equity or credit financing.

Current market conditions are also adversely affecting many of our tenants and their businesses, including their ability to pay rents when due.  Tenants may also involuntarily terminate or stop paying on leases prior to the lease termination date due to bankruptcy.  Tenants may decide not to renew leases and we may not be able to re-let the space the tenant vacates.  The terms of renewals, including the cost of required improvements or concessions, may be less favorable than current lease terms.  As a result, our cash flow could decrease and our ability to make distributions to our shareholders could be adversely affected.”

Consolidated Statement of Cash Flows, page 64

3.	Disclose your policy for determining the character of distributions from unconsolidated entities as being either cash flows from operating activities or cash flows from investing activities.

Registrant’s Response:  The Company follows the guidelines set forth in Financial Accounting Standards Board Statement No. 95 “Statement of Cash Flows (as amended),” which was primarily codified into Topic 230 “Statement of Cash Flows,” when determining the appropriate classification of distributions from unconsolidated entities  into its Consolidated Statement of Cash Flow.

 GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

All of the Company’s investments in unconsolidated entities are in the form of joint ventures.  Distributions from joint ventures are classified as operating activities if they meet all three of the following conditions:

1.	The amount represents the cash effect of transactions or events.
2.	The amounts result from a company’s normal operations for delivering or producing goods for sale and providing services.
3.	The amounts are derived from activities that enter into the determination of net income.

Distributions from joint ventures are classified as investing activities if they relate to the following activities:

1.	Lending money and collecting on loans.
2.	Acquiring and selling or disposing of available-for-sale or held-to-maturity securities (trading securities are classified based on the nature and purpose for which the securities were acquired).
3.	Acquiring and selling or disposing of productive assets that are expected to generate revenue over a long period of time.

In the instance where the Company receives a distribution made from a joint venture that has the characteristics of both operating and investing activity, management exercises due professional care to identify where the predominant source of cash was derived in order to determine its classification in the Statement of Cash Flows. When a distribution is made from operations, it is compared to the available retained earnings within the property.  Cash distributed that does not exceed the retained earnings of the property, is classified in the Company’s Consolidated Statement of Cash Flows as cash received from operating activities. Cash distributed in excess of the retained earnings of the property is classified in the Company’s Consolidated Statement of Cash Flows as cash received from investing activity.

Real Estate Assets – Held-for-Sale, page 72

4.
We noticed that you had 4 properties held for sale as of December 31, 2007, yet only one sale during 2008.  Please tell us whether the 3 properties held for sale as of December 31, 2008 were also held for sale as of December 31, 2007 and how you complied with paragraphs 30 and 31 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

 GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

Registrant’s Response:  The three properties that were listed as held-for-sale at the end of 2008 were also held-for-sale as the end of 2007.  Two of those properties were sold or conveyed in 2009 and both were under contract at December 31, 2008.  The Company makes the determination each reporting period to determine the appropriate classification and in each period the Company was committed to sell the assets and was actively marketing the assets.  The Company did anticipate the sale of the assets within a year when classified as held for sale at the end of 2007; however, due to the disruptions in the financial markets, limited sales of commercial real estate in 2008 and unexpected changes in marketing conditions, the sales were not closed in 2008.

The third asset, Ohio River Plaza, is still not sold and is currently classified as held-for-sale.  The Company remains committed to sell the asset and to market this non-strategic community center.  The Company has previously sold numerous community center assets with occupancy levels similar to Ohio River Plaza (approximately 85% occupancy at the end of 2007 and 2008).  As noted above, the change in market conditions resulted in a limited market for assets that are not more fully occupied.  The Company has initiated actions and leased most of the vacancies in the center and the occupancy at the end of 2009 is over 95%.  This change in circumstance increases the probability of selling the asset within the next year as the center is more marketable.  Paragraph 31(c) of SFAS 144 states that if circumstances arise that previously were considered unlikely and, as a result, a long-lived asset previously classified as held for sale is not sold at the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, and (2) the asset is being actively marketed at a reasonable price given the change in circumstances, then an exception to the one year requirement in Paragraph 30(d) may apply.  Therefore, the Company believes that these assets were appropriately classified as held-for-sale at December 31, 2008.

Investment in and Advances to Unconsolidated Real Estate Entities, page 81

5.
Please summarize the key information that you considered in reaching the conclusion that you are not the primary beneficiary of the Scottsdale Venture.  Additionally, please advise what consideration was given to your preferred investments in the joint venture in reaching your conclusion.

Registrant’s Response:  In determining who the primary beneficiary of the Scottsdale Venture is, the Company performed a detailed quantitative analysis. In preparing this analysis the Company used a probability cash flow weighting for a 5 year time horizon. In this 5 year time horizon, the Company modeled in variations of expected results for the following items: cash flow from operations, construction activity, and a terminal event at the end of the fifth year. Our analysis made correlations to the terminal event to corresponding levels of cash flow from operations. We then reviewed the variations in the probability weighted cash flow results from our expected results. The results of this analysis indicated that the Company was not the primary beneficiary of the Scottsdale Venture as the expected gains and losses would be absorbed equally between the equity members using the “bottoms-up” approach.

 GRT Response to
December 30, 2009
SEC Comment Letter
January 14, 2010

The preferred interests were considered in our evaluation in determining a primary beneficiary. These preferred interests that the Company holds in the Scottsdale Venture carry a fixed return and do not participate in the profits or losses of the Scottsdale Venture.  Furthermore, the preferred interests do not carry voting rights.  FIN 46(R) “Consolidation of Variable Interest Entities,” which has been primarily codified into Topic 810 “Consolidation,” states the following:

“Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests.”

The Company believes that since the preferred interests do not participate in the profits or losses, they will not change with the fair value of the entity. Therefore, we concluded that the preferred interest is not equity at risk.

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately.  However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer